FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

October 30, 2013

REED ELSEVIER PLC	REED ELSEVIER NV
(Registrant)	(Registrant)

1-3 Strand London WC2N 5JR United Kingdom	Radarweg 29 1043 NX Amsterdam The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Information Contained in this Form 6-K Report

Attached hereto as Exhibit 99 is a notice of full redemption to holders of Reed Elsevier Capital Inc.’s 7.750% Senior Notes due 2014 fully and unconditionally guaranteed by Reed Elsevier PLC and Reed Elsevier NV.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC		REED ELSEVIER NV
Registrant		Registrant

By:	/s/ Alan McCulloch	By:	/s/ Jans van der Woude
Name:	Alan McCulloch	Name:	Jans van der Woude
Title:	Deputy Company Secretary	Title:	Authorized Representative

Date:	October 30, 2013	Date:	October 30, 2013

EXHIBIT INDEX

Exhibit No.	Description

99	Notice of full redemption to holders of Reed Elsevier Capital Inc.’s 7.750% Senior Notes due 2014 fully and unconditionally guaranteed by Reed Elsevier PLC and Reed Elsevier NV.